Exhibit 1

FOR IMMEDIATE RELEASE	23 AUGUST 2017

WPP PLC (“WPP”)

WPP acquires leading independent brand design agency, Design Bridge

WPP announces that it has acquired Design Bridge Limited (“Design Bridge”), a leading independent and highly-awarded brand design agency. Design Bridge combines strategic thinking, intuition and creative excellence to bring brands to life through great ideas that connect with people.

Founded in London in 1986 – 18 months after WPP was founded - Design Bridge has grown to become one of the most respected names in its field, working with iconic global and local brands as well as challenger brands around the world. It has gained widespread international creative recognition from D&AD, Pentawards, FAB Awards, New York Festivals and DBA Design Effectiveness. Clients include AkzoNobel, Diageo, Mondelēz and Unilever, among others. In addition to its London headquarters, the agency has operations internationally, with studios in Amsterdam, New York and Singapore, employing around 400 people. Design Bridge will operate as a distinct and independently-positioned brand within the WPP group.

Design Bridge’s revenues for the year ended 31 December 2016 were approximately £40 million, with gross assets of approximately £28 million as at the same date.

This acquisition continues WPP’s strategy of investing in important sectors and markets and further strengthening its capabilities in branding and identity. WPP’s branding & identity group collectively generates revenues (including associates) of nearly US$400 million and employs around 2,000 people worldwide. In the UK, WPP’s second largest market, WPP companies (including associates) generate revenues of US$3.4 billion and employ 16,000 people.

Contact:

Feona McEwan, WPP	+44(0) 20 7408 2204
Chris Wade, WPP